# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: JOINT Corp, CIK 0001612630
CUSIP: 47973J102
Title of class of securities: Common
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 11/09/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001232587

## Reporting persons
- JOBSON CHARLES E: type of reporting person: individual (IN); sole voting power 2,030,149; shared voting power 0; sole dispositive power 2,030,149; shared dispositive power 0; aggregate amount beneficially owned 2,030,149 (14.8% of the class)

## Item 1. Issuer
Name of issuer: JOINT Corp
Address of issuer's principal executive offices: 16767 N PERIMETER DRIVE, SUITE 110, SCOTTSDALE, ARIZONA, 85260

## Item 2. Person Filing
Name of person filing: Charles E. Jobson
Address of principal business office or, if none, residence:
39 Livingston Road
Wellesley, MA 02482
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,030,149
Percent of class: 14.8
Sole power to vote or to direct the vote: 2,030,149
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,030,149
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- JOBSON CHARLES E: Charles E. Jobson, Individual (11/12/2026)